FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Sub: Board meeting for audited financial results.
Sub: Disclosure under Take Over Code
Signatures

(1)  Notice to Stock Exchange, “Board meeting for audited financial results,” April 16, 2003.

(2) Notice to Stock Exchange, “Disclosure under Take Over Code,” April 16, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 2373 1946 Fax: 91 40 2373 1955 www.drreddys.com

April 16, 2003

The Secretary / The Executive Director
Madras Stock Exchange Limited
Exchange Building
11, Second Line Beach
Madras-600 001

Sub: Board meeting for audited financial results.

Dear Sir,

Pursuant to clause 41 of the listing agreement, we hereby intimate you that the company will announce and publish the audited annual results of the company instead of unaudited results.

The date of Board meeting for consideration of audited financial results will be communicated separately.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

/s/ Santosh Kumar Nair

Santosh Kumar Nair
Company Secretary

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 2373 1946 Fax: 91 40 2373 1955 www.drreddys.com

April 16, 2003

The Secretary / The Executive Director
Ahmedabad Stock Exchange
Kamdhenu Complex
Opp. Sahajanand College
Panjarapole
Ahmedabad-380 015

Sub: Disclosure under Take Over Code

Dear Sir,

Pursuant to Regulation 8 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are enclosing herewith yearly disclosure in respect of shareholdings of the persons holding more than 15% of the shares and voting rights and promoters and persons having control over the company.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

/s/ Santosh Kumar Nair

Santosh Kumar Nair
Company Secretary

DISCLOSURE UNDER SECURITIES AND EXCHANGE BOARD OF INDIA (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997 AS ON MARCH 31, 2003

Shareholding of Promoters and persons having control over the company pursuant to regulation 8 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Sr. No.	Name	No. of shares	% of paid up capital

1	Dr. K Anji Reddy	600478	0.78
2	K Samrajyam	559480	0.73
3	K Satish Reddy	597916	0.78
4	Dr. Reddy's Holdings Ltd	17461730	22.82
5	G V Prasad HUF	673920	0.88
6	G V Prasad	16852	0.02
7	G Anuradha	748	0.00

Note : Please note that Dr. Reddy’s Holdings Ltd. is also holding more than 15% of paid up capital of the company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: May 5, 2003	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*Print the name and title of the signing officer under his signature.